Exhibit 99.(e)(6)

Schedule A

Dated November 15, 2018, as revised December 18, 2020

to the

Distribution Agreement dated November 15, 2018

by and between KraneShares Trust and SEI Investments Distribution Co.

Funds	Date Fund Commenced Operations
Krane-UBS China A Share Fund

Model Distribution Agreement (Mutual Fund)	Page 1

SEI 96634v2 (Rev. 6/2009)

THIS DOCUMENT CONSTITUTES CONFIDENTIAL INFORMATION OF
SEI INVESTMENTS DISTRIBUTION CO.